===================================              ----------------------------
             FORM 4                                      OMB APPROVAL
===================================              ----------------------------
|_| Check this box if no longer                   OMB Number       3235-0287
    subject to Section 16. Form 4                 Expires:    April 30, 1997
    or Form 5 obligations may                     Estimated average burden
    continue. See Instruction 1(b).                 hours per response...0.5
===================================              ----------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

------------------------------------------   -------------------------------------------  ------------------------------------------
1. Name and Address of Reporting Person      2. Issuer Name and Ticker or Trading Symbol  6. Relationship of Reporting Person to
                                                                                             Issuer (Check all applicable)

Societe Lyonnaise des Eaux                      Trigen Energy Corporation  (TGN)             _____ Director   ___X___10% Owner
------------------------------------------   ------------------ ------------------------
(Last)    (First)        (Middle)            3. IRS or Social   4. Statement for             _____ Officer (give title below)
                                                Security Number      Month/Year
72, Avenue de la Liberte                        of Reporting         March 1996               _____ Other (specify below)
------------------------------------------      Person          ------------------------
          (Street)                              (Voluntary)     5. If Amendment,
                                                                   Date of Original            _________________________________
Nanterre,  France       92022                                      (Month/Year)
------------------------------------------
(City)     (State)     (Zip)                                          n/a
                                             ------------------ ------------------------  ------------------------------------------

                                              Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
                           ---------------------------------------------------------------------------------------------------------
-------------------------- ---------- ------------ ----------------------------------- --------------- ------------- ---------------

1. Title of Security          2. Trans-  3. Trans-    4. Securities Acquired (A)          5. Amount of     6.Owner-     7. Nature of
   (Instr. 3)                 action     action       or Disposed of (D)                  Securities       ship         Indirect
                              Date       Code         (Instr. 3, 4 and 5)                 Beneficially     Form:        Beneficial
                                        (Instr. 8)                                        owned at         Direct       Ownership
                             (Month/                                                      End of Month     (D) or       (Instr. 4)
                              Day/                                                        (Instr. 3        Indirect
                              Year)                                                       and 4)           (I)
                                      ------------ ----------------------------------                      (Instr.4)
                                      ------ ----- ------------- ------ -------------
                                       Code    V     Amount      (A)or     Price
                                                                  (D)   (See Note 1)
-------------------------- ---------- ------ ----- ------------- ------ -------------- ---------------- ------------- --------------
-------------------------- ---------- ------ ----- ------------- ------ -------------- ---------------- ------------- --------------

Common Stock                9/30/96      P            240,000       A     $21.75                              I        See Note 2
-------------------------- ---------- ------ ----- ------------- ------ -------------- ---------------- ------------- --------------

Common Stock                9/30/96      P             14,000       A     $22.50                              I        See Note 2
-------------------------- ---------- ------ ----- ------------- ------ -------------- ---------------- ------------- --------------

Common Stock                2/26/97      P            190,000       A     $24.75          8,023,689*          I        See Note
-------------------------- ---------- ------ ----- ------------- ------ -------------- ---------------- ------------- --------------



* Total amount for both 9/30/96 transactions, and the 2/26/97 transaction plus prior holdings.

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
          (Print or Type Responses)                             SEC 1474 (8-92)

FORM 4 (continued)                                Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                                         (e.g., puts, calls, warrants, options, convertible securities)

----------------- ---------- ------- ------- ----------------- ------------ ------------------ -------- ---------- ------- ---------
1.Title of Deri-  2.Conver-  3.Trans-4.Trans-5.Number of Deri- 6.Date Exer- 7.Title and Amount 8.Price  9.Number   10.Own- 11.Nature
vative Security   sion or    action  action  vative Securities cisable and  of Underlying Sec- of Deri- of Deri-   ership  of Bene-
(Instr. 3)        Exercise   Date    Code    Acquired (A) or   Expiration   urities            vative   vative     Form of ficial
                  Price of   (Month/ (Instr. Disposed of (D)   Date         (Instr. 3 and 4)   Security Securities Deriva- Indirect
                  Deriva-    Day/    8)      (Instr.3,4 and 5) (Month/Day                      (Instr.  Benefi-    tive    Ownership
                  tive       Year)                             Year)                           5)       cially     Securi  (Instr.
                  Security                                                                              Owned at   ty: Di-  4)
                                                                                                        End of     rect (D)
                                                                                                        Month      or In-
                                                                                                        (Instr. 4) direct
                                                                                                                   (I)
                                                                                                                   (Instr.
                                                                                                                   4)
                                     ------- ----------------- ------------- -----------------
                                     ---- -- -------- -------- ------ ------ ------- ---------
                                     Code  V    (A)     (D)    Date   Expir-  Title  Amount or
                                                               Exer-  ation          Number of
                                                               cis-   Date           Shares
                                                               able

----------------- ---------- ------- -------- ------- -------- ------ ------ ------- --------- -------- ---------- ------- ---------
----------------- ---------- ------- -------- ------- -------- ------ ------ ------- --------- -------- ---------- ------- ---------
  n/a

Explanation of Responses:

     Note 1: This filing is being made by Societe Lyonnaise des Eaux ("Lyonnaise") on behalf of itself and its subsidiaries Elyo S.A., formerly
Ufiner-Cofreth, S.A. ("Elyo"), Cofreth American Corporation ("CAC") and Compagnie Parisienne de Chauffage Urbain ("CPCU"). Lyonnaise owns 98% of the outstanding voting stock of Elyo. Elyo directly owns 76.9% of the outstanding voting stock of CAC, and may be deemed to own beneficially 89.6% of the outstanding voting stock of CAC due to its ownership of stock in certain other entities which are themselves owners of outstanding voting stock of CAC. CPCU is a subsidiary of Elyo, which owns 64.5% of the outstanding voting stock of CPCU. Elyo's address is 235 Avenue George Clemenceau, Nanterre 92000, France. CPCU's address is 185 Rue de Bercy, Paris 75561, France. CAC's Federal E.D. No. is 51-0262996.

     Note 2: Lyonnaise indirectly owns the Common Stock through its subsidiary, Elyo which directly owns CAC and CPCU. The aggregate of 8,023,689 shares of Common Stock beneficially owned indirectly by Lyonnaise, includes 1,515,745 shares beneficially owned indirectly by CAC and CPCU pursuant to the the terms of the Stockholders' Agreement. According to the terms of the Stockholders' Agreement, the Management Stockholders have agreed to vote all their shares of Common Stock for election of directors in accordance with the instructions of the majority of the Elyo Stockholder Group. At all annual or special meetings of stockholders the Management Stockholders have also agreed to exercise their voting rights in accordance with the instructions of the majority of the Elyo Stockholder Group in connection with any (i) merger or consolidation of Trigen or any subsidiary of Trigen, (ii) sale, lease or other disposition of substantial assets of Trigen or any significant subsidiary, (iii) purchase, lease, exchange or other acquisition of substantial assets, (iv) increase or reduction of Trigen's authorized capital stock, or creation of additional classes of stock, (v) modification of the Certificate of Incorporation or By-laws of Trigen or (vi) dissolution or liquidation by Trigen. The obligations of the Management Stockholders to exercise their voting rights pursuant to the Stockholders' Agreement will terminate upon the earlier of (a) the termination date of the Stockholders' Agreement and (b) the third anniversary of the consummation of the public offering of the Common Stock.

                        SOCIETE LYONNAISE DES EAUX


                        By:/s/ Ray A. Mantle, Attorney-in-Fact*  March 10, 1997
                             **(Signature of Reporting Person)        Date

* See Power of Attorney filed on October 10, 1996 with Schedule 13D, incorporated hereby by reference.

**Intentional  misstatements or omissions of facts  constitute  Federal
  Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.